SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 3

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Briggs & Stratton Corporation

(Exact name of registrant as specified in its charter)

Wisconsin	39-0182330
(State of incorporation or organization)	(IRS Employer Identification No.)

12301 West Wirth Street, Wauwatosa, WI	53222
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Briggs & Stratton Corporation (the “Company”) is filing this Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form 8-A filed by the Company on August 9, 1996, as previously amended, (i) to amend and restate Item 1 of such Registration Statement and (ii) to file the exhibit 4.2 listed under Item 2 of this Amendment No. 3 to reflect the adoption of an amendment dated as of October 13, 2009 (the “Amendment”) to the Company’s Rights Agreement, dated as of August 7, 1996, between the Company and National City Bank, as Rights Agent (the “Rights Agent”), as previously amended.

Item 1.	Description of Registrant’s Securities to be Registered.

On August 6, 1996, the Board of Directors of the Company declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of the Company. The dividend was paid on August 19, 1996 (the “Record Date”) to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one-half of one Common Share of the Company at a price (the “Purchase Price”) of $80 per full share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Rights Agent as of August 7, 1996, as amended through October 13, 2009 and as may thereafter be amended. Until the earlier to occur of (i) 10 days following public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) (an “Acquiring Person”) have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Company’s Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 20% or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares; (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on October 17, 2012 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company (including by shareholder action in connection with a “Qualified Offer” as defined in the Agreement), in each case, as described below.

The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then-current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise at the then current Purchase Price that number of Common Shares having a market value of two times the Purchase Price.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company is not required to issue any fractional Common Shares and in lieu thereof, an adjustment in cash may be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. In addition, if the Company receives a Qualified Offer (as defined in the Agreement), then the Rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called by the Board upon the written notice of the holders of at least 10% of Common Shares then outstanding (other than Common Shares held by the offeror or its Affiliates and Associates) for the purpose of voting on a resolution authorizing the redemption of the Rights pursuant to the provisions of the Agreement. The written notice must be received by the

Company not earlier than 60 nor later than 80 business days following the commencement of a Qualified Offer that has not been terminated prior thereto and that continues to be a Qualified Offer. The special meeting must be held on or prior to the 90th business day following Company’s receipt of such notice. Such an action by the shareholders requires the affirmative vote of a majority of all Common Shares entitled to vote on such issue (excluding Common Shares held by the offeror and its Affiliates or Associates). If either (A) the special meeting is not held on or prior to the 90th business day following receipt of the special meeting notice, or (B) at the special meeting, the requisite holders of Common Shares vote in favor of the redemption resolution, then all of the Rights will be deemed redeemed by such failure to hold the special meeting or as a result of such shareholder action, as the case may be, at the Redemption Price, or the Board of Directors shall take such other action as would prevent the existence of the Rights from interfering with the consummation of the Qualified Offer, effective immediately prior to the consummation of the Qualified Offer if, and only if, the Qualified Offer is consummated within 60 days after either (x) the close of business on the 90th business day following receipt of the special meeting notice if a special meeting is not held on or prior to such date or (y) the date on which the results of the vote on the redemption resolution at the special meeting are certified as official, as the case may be. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

“Qualified Offer” means an offer that has each of the following characteristics:

•

a fully financed all-cash tender offer or an exchange offer offering common shares of the offeror or a combination thereof, in each such case for any and all of the outstanding Common Shares of the Company;

•	an offer that has commenced within the meaning of Rule 14d-2(a) under the Exchange Act;

•

an offer whose per-share offer price (A) is greater than the highest reported market price for the Common Shares of the Company during the 24-month period immediately preceding the date on which the offer is commenced and (B) represents a reasonable premium above the average of the closing prices for the five trading days immediately preceding the date on which the offer is commenced;

•

an offer that (A) is accompanied by a written opinion of a nationally recognized investment banking firm that is addressed to the Company and the holders of Common Shares of the Company other than such Person and states that the price to be paid to such holders pursuant to the offer is fair from a financial point of view to such holders and includes any written presentation of such firm showing the analysis and range of values underlying such conclusions, which written opinion and any such presentation are updated and provided to the Company prior to the date such offer is consummated, and (B) within 20 business days after the commencement date of the offer (or within 10 business days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board of Directors of the Company rendering an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares is either unfair or inadequate;

•

if the offer includes common shares of the offeror, an offer pursuant to which (A) the offeror shall permit the Company’s representatives (including a nationally recognized investment banking firm retained by the Board of Directors of the Company and legal counsel and an accounting firm designated by the Company) to have access to such offeror’s books, records, management, accountants and other appropriate outside advisers for the purposes of permitting such representatives to conduct a due diligence review of the offeror in order to permit the Board of Directors of the Company to evaluate the offer and make an informed decision and recommendation with respect to such offer and, if requested by the Board of Directors of the Company, to permit such investment banking firm to be able to render an opinion to the Board of Directors of the Company with respect to whether the consideration being offered to the holders of the Common Shares of the Company is fair or adequate, and (B) within 10 business days after such investment banking firm shall have notified the Company and the offeror that it had completed the due diligence review to its satisfaction (or following completion of such due diligence review within 10 business days after any increase in the consideration being offered), such investment banking firm does not render an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares of the Company is either unfair or inadequate and such investment banking firm does not after the expiration of such 10 business day period render an opinion to the Board of Directors of the Company that the consideration being offered to the holders of the Common Shares of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have a material adverse affect on the value of the common shares of the offeror;

•

an offer that is subject only to the minimum tender condition described below and other usual and customary terms and conditions, which conditions shall not include any financing, funding or similar condition or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants and other outside advisers of the Company;

•

an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least 60 business days and, if a special meeting is duly requested under the redemption provisions, for, at least 10 business days after the date of the special meeting or, if no special meeting is held within 90 business days following receipt of the special meeting notice, for at least 10 business days following such 90 business day period;

•

an offer pursuant to which the Company has received an irrevocable written commitment by the offeror that the offer, if it is otherwise to expire prior thereto, will be extended for at least 20 business days after any increase in the price offered, and after any bona fide alternative offer is commenced;

•

an offer that is conditioned on a minimum of at least 90% of the outstanding Common Shares (other than Common Shares held by the offeror) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable;

•

an offer pursuant to which the Company has received an irrevocable written commitment by the offeror to consummate as promptly as practicable upon successful completion of the offer a second step transaction whereby all Common Shares not tendered into the offer will be acquired at the same amount and form of consideration per share actually paid pursuant to the offer, subject to shareholders’ statutory appraisal rights, if any;

•

an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the offer consideration, change the form of consideration offered, reduce the number of shares being sought, or otherwise change the terms of the offer in a way that is adverse to a tendering shareholder;

•

if the offer includes common shares of the offeror, (A) the offeror is a publicly owned United States corporation, and its common shares are freely tradable and are listed or admitted to trading on the New York Stock Exchange, the Nasdaq Global Market or the Nasdaq Global Select Market, (B) no shareholder approval of the offeror is required to issue such common shares or, if required, such approval has already been obtained, (C) no Person beneficially owns more than 20% of the voting stock of the offeror at the time of commencement of the offer or at any time during the term of the offer, and (D) no other class of voting stock of the offeror is outstanding, and the offeror meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act of 1933, as amended, including, without limitation, the filing of all required Exchange Act reports in a timely manner during the 12 calendar months prior to the date of commencement of the offer;

•

an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offeror will pay (or share with any other offeror) at least one-half of the Company’s costs of a special meeting requested with respect to such offer; and

•

an offer pursuant to which the Company has received an irrevocable written commitment of the offeror that, if the offer is not consummated, the offeror will not make any offer for or purchase any equity securities of the Company for a period of one year after the commencement of the original offer if such original offer does not result in the tender of at least 85% of the outstanding Common Shares not owned by the offeror.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement, which includes as Exhibit A thereto the Form of Right Certificate, and the Amendment are filed as Exhibits 4.1 and 4.2 to this Amendment No. 3 and are incorporated in this Item 1 by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Item 2.	Exhibits.

4.1

Rights Agreement, dated as of August 7, 1996 (as amended through August 12, 2009) between Briggs & Stratton Corporation and National City Bank, which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Shares. [Previously filed as Exhibit 4.1 to Amendment No. 2 to this Registration Statement on Form 8-A/A]

4.2	Amendment to Rights Agreement, dated as of October 13, 2009 between Briggs & Stratton Corporation and National City Bank.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BRIGGS & STRATTON CORPORATION

Date: October 13, 2009	By:	/s/ James E. Brenn
James E. Brenn Senior Vice President and Chief Financial Officer Duly Authorized Officer

BRIGGS & STRATTON CORPORATION

FORM 8-A/A

EXHIBIT INDEX

Exhibit Number	Description

4.1	Rights Agreement, dated as of August 7, 1996 (as amended through August 12, 2009) between Briggs & Stratton Corporation and National City Bank, which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Shares. [Previously filed as Exhibit 4.1 to Amendment No. 2 to this Registration Statement on Form 8-A/A]

4.2	Amendment to Rights Agreement, dated as of October 13, 2009 between Briggs & Stratton Corporation and National City Bank.